Mail Stop 3030

March 11, 2009

Via U.S. Mail

Barry S. Hollander
Principal Accounting Officer
China Nuvo Solar Energy, Inc.
319 Clematis Street, Suite 703
West Palm Beach, Florida 33401

> **Re:** **China Nuvo Solar Energy, Inc.**
> **Form 10-KSB for the fiscal year ended July 31, 2008**
> **Filed November 13, 2008**
> **File No. 333-48746**

Dear Mr. Hollander:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended July 31, 2008

Item 8A(T). Controls and Procedures, page 25

1.   We note the disclosure that management has not evaluated the effectiveness of
        your internal control over financial reporting as of July 31, 2008. Since you were
        required to file or filed an annual report for the prior fiscal year, it appears you are
        required to report on your management's assessment of internal control over
        financial reporting.

        If your management has not yet completed its assessment, we ask that you
        complete your evaluation and amend your filing within 30 calendar days to
        provide the required management's report on internal control over financial
        reporting.

        In completing your evaluation, you may find the following documents helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's
            Report on Internal Control Over Financial Reporting* (Securities Act Release
            8809/Financial Reporting Release 76). You can find this release at:
            http://www.sec.gov/rules/final/2007/33-8809.pdf;

        ▪   the Commission's release *Commission Guidance Regarding Management's
            Report on Internal Control Over Financial Reporting Under Section 13(a) or
            15(d) of the Securities Exchange Act of* 1934 (Securities Act Release
            8010/Financial Reporting Release 77). You can find this release at
            http://sec.gov/rules/interp/2007/33-8810.pdf; and

        ▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
            (http://www.sec.gov/info/smallbus/404guide.shtml).

        Please note that the failure to complete management's assessment adversely
        affects the company's and its shareholders ability to avail themselves of rules and
        forms that are predicated on the current or timely filing of Exchange Act reports.
        For further information regarding these impacts, please see Compliance and
        Disclosure Interpretation 115.02, which you can find at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   In addition, please evaluate whether management's failure to perform or complete
        its report on internal control over financial reporting impacts its conclusions
        regarding the effectiveness of your disclosure controls and procedures as of the
        end of the fiscal year covered by the report and, as appropriate, revise your
        conclusion of the effectiveness of disclosure controls and procedures at July 31,

2008 and all subsequent interim dates until such time that the assessment has been complete. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

3.   We note your disclosure that your CEO and CFO have "concluded that as of July 31, 2008, disclosure controls and procedures, were effective at ensuring that the material information required to be disclosed in our Exchange Acts reports is recorded, processed, summarized and reported as required in the application of SEC rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Financial Statements

4.   You state on page 4 that you "are a development-stage" company. Similarly, we note that you are devoting substantially all of your efforts to developing a new product and that product has not generated any revenues to date.   Please tell us where you have included the disclosures required by SFAS 7 for development stage companies. Refer to paragraph 11 of SFAS 7.

Consolidated Balance Sheet, page F-3

5.   Please revise future filings to separately describe the notes and interest receivable as due from related parties, as noted in Note 2. Refer to SFAS 57 and Rule 408(k) of Regulation S-X.

Consolidated Statements of Operations, page F-4

6.   Please tell us why you have not presented "net income / loss per share" on the face of the consolidated statement of operations, in accordance with paragraph 36 of SFAS 128.

7.   As a related matter, we see that you present basic and diluted net loss from operations per common share and net gain from sale of subsidiary per common share. Please tell us how that presentation complies with paragraph 37 of SFAS 128 which states that "Per-share amounts not required to be presented by this Statement that an entity chooses to disclose shall be computed in accordance with this Statement and disclosed only in the notes to the financial statements."

Note 1. Organization, basis of presentation and summary of significant accounting policies, page F-8

Organization, page F-8

8.   You state that pursuant to the Agreement and Plan of Reorganization dated as of April 23, 2007, as amended on July 25, 2007, you acquired all outstanding Nuvo common stock in exchange for 133,333,255 shares of your common stock. You also state that as a result, "the former Nuvo shareholders together held approximately 66.6% of the Company's outstanding common stock immediately following the transaction, on a fully-diluted basis," "the Share Exchange constituted a change in control of the Company," and that "Nuvo constituted the accounting acquirer." Tell us and revise future filings to discuss how you accounted for the transaction including whether it was recorded as a reverse merger or recapitalization. Clarify whether the historical financial statements are those of Interactive Games or Nuvo Solar Energy, Inc. Please also tell us, in specific detail, the basis for your accounting and how the transaction was recorded in your financial statements. Please support your accounting with appropriate references to U.S. GAAP accounting literature.

9.   In your response and in future filings, please discuss the entities that are included in your consolidated financial statements as of July 31, 2008 and the date from which they have been included in the historical financial statements.

10.   As a related matter, we see that you elected to have a July 31 fiscal year end, which is the same fiscal year end that Interactive Games, Inc. had prior to the Share Exchange. If the acquisition of Nuvo Solar was recorded as a reverse acquisition, please tell us how you considered that a transition report may be required since you elected to keep reporting using the fiscal year-end of the legal acquirer.

11.   We reference the disclosure on page 2 and F-9 that the spin-off of your operating subsidiary that was approved in June 2007 has not yet occurred. As such, please tell us the nature of the line item "spin-off of subsidiary" included in your Consolidated Statements of Changes in Shareholders' Deficit for fiscal year 2007. Your response and future filings should also discuss the terms and accounting for the spin-off, including how the transaction impacted additional paid-in capital and accumulated (deficit) / equity.

12.   We note that you recorded a "sale of subsidiary" in your Consolidated Statement of Changes in Shareholders' Deficit for the fiscal 2007 year. Please tell us and disclose in future filings the nature of this transaction and your accounting basis for the amounts recorded in your financial statements.

13.   We see that you paid $250,000 in 2006 for a license for PV's solar cell technology which was capitalized as intellectual property. In addition, we see that on January 23, 2008, you purchased from PV the patents related to your solar technology in exchange for 2,000,000 restricted shares of our common stock. Please revise future filings to include the footnote disclosures required by paragraph 45 of SFAS 142.

14.   We reference the Collaboration Agreement with Pioneer Materials, Inc. ("PMI") under which you are required to pay PMI $2,500 per month and PMI is eligible to receive up to 4,000,000 shares of the Company's common stock upon the satisfactory completion of certain milestone accomplishments in the Agreement, of which 500,000 shares of common stock were issued upon the execution of the Agreement. Future filings should include a description of the milestones that must be met in order for the company to issue additional shares of common stock.

15.   As a related matter, we see that as a result of an earthquake and the after effects including significant problems with the delivery of electricity, PMI suspended their development work for a significant period of time. Please clarify in your response and in future filings whether the company continues to pay the $2,500

per month fee to PMI under the Collaboration Agreement and how the suspension
of development work affected the other obligations under the Agreement.

Going Concern and Management's Plans, page F-11

16.   We note that you have approximately $940 cash on hand at July 31, 2008 and will
        need significant additional cash to continue your operations. Please enhance your
        disclosure to provide a substantive description of management's plans to raise
        additional capital to continue the business. Discuss how you plan to satisfy your
        cash obligations, including specific detail about how you intend to satisfy your
        substantial debt service requirements. Please also expand your discussion of
        liquidity and capital resources within MD&A to specifically discuss your plans to
        generate sufficient liquidity, financing needs and expected sources of this
        financing, including the following:

        ·   Your plan of operation for the next twelve months;

        ·   The effect of the current economic conditions on your operating plans;

        ·   A summary of any product research and development that you will perform
              for the term of the plan;

        ·   Any expected purchase or sale of plant and significant equipment; and

        ·   Any expected significant changes in the number of employees.

Refer to Item 303 of Regulation S-B and FRC 607.02.

Note 4. Convertible debentures payable, page F-16

17.   For both convertible debentures (the $385,000 issued in April 2006 and $505,000
        issued in October 21, 2007), please provide us a roll-forward of the derivative
        liability associated with each debenture. Begin with the initial liability recorded,
        the change in liability in fiscal 2007, the ending balance at July 31, 2007, the
        change in liability in fiscal 2008 and the ending July 31, 2008 balance. Please
        ensure that the amounts in the roll-forward aggress to the amounts disclosed on
        the Consolidated Balance Sheet and Consolidated Statements of Operations or
        reconcile any differences.

18.   Please tell us and revise future filings to disclose how you calculated the
        beneficial conversion feature (embedded derivative) for the convertible

debentures. Please support your accounting with appropriate references to U.S. GAAP accounting literature.

19.   We also note that in your table on page F-19, the derivative liability balance and amounts under increase (decrease) in derivative liability balances do not reconcile to that reported in your financial statements. Please advise.

Note 6. Stockholders' Deficit, page F-20

20.   Please tell us and revise future filings to disclose the method and assumptions used to value stock options and warrants. Refer to Paragraph A240(e) of SFAS 123(R).

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3664 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Kristin Lochhead
Reviewing Accountant